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November 1, 2007

VIA EDGAR, FAX AND FEDERAL EXPRESS

Mr. Kyle Moffatt

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:	Viacom Inc.

Form 10-K for Fiscal Year Ended December 31, 2006

Filed March 1, 2007

File No. 1-32686

Dear Mr. Moffatt:

On behalf of our client, Viacom Inc. (“Viacom” or the “Company”), set forth below are supplemental responses to the Company’s letter to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated October 15, 2007.

1. The Company represents that it has analyzed the expected losses and expected residual returns relative to its investment in DW Funding L.L.C. (“DW Funding”) in accordance with paragraph 14 of FASB Interpretation No. 46 “Consolidation of Variable Interest Entities” (“FIN 46”). The Company further represents that it does not expect to absorb the majority of the expected losses or expected residual returns of DW Funding and therefore is not the primary

Confidential Treatment of Limited Portions of

Supplemental Response No. 3 Requested by

Viacom Inc. Pursuant to Rule 83

ABU DHABI       |       BEIJING       |       BRUSSELS       |       DÜSSELDORF       |       FRANKFURT       |       HONG KONG       |       LONDON       |       MANNHEIM       |       MENLO PARK

MUNICH       |       NEW YORK       |       PARIS       |       ROME       |       SAN FRANCISCO       |       SÃO PAULO       |       SINGAPORE       |       TOKYO       |       TORONTO       |       WASHINGTON, DC

SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.

Mr. Moffatt Securities and Exchange Commission	November 1, 2007

beneficiary. As a result, the Company concluded that it was not required to consolidate DW Funding upon sale of its 51% interest to Soros and Dune.

2. The Company represents that the annual interest rates on the Mezzanine A Credit Agreement and Mezzanine B Credit Agreement of DW Funding approximate market interest rates for such securities, evaluated on a standalone basis, when issued.

3. “CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83.” In addition, the Company represents that Marathon Funding L.L.C. and Melrose 2 L.L.C. would also bear proportionate funding responsibility, without indemnification by Viacom, in the event a film’s production was terminated prior to completion.

4. The Company has considered the put rights held by certain film fund arrangements (i.e., Marathon Funding L.L.C.) in evaluating its accounting for such arrangements. The Company does not believe the existence of such put rights would result in treatment of the film fund arrangements as a financing due to the duration of the put rights, which generally do not become exercisable until five years after the closing of the film fund, and the fact that such put rights are exercisable at the then fair value of the underlying films. As a result, the film funds bear the full risks and rewards of ownership of the acquired film rights.

5. The Company believes the film fund arrangements were not material for all periods presented for purposes of disclosing detailed terms, accounting models, or financial statement impacts. In future filings, however, the Company will disclose all such matters to the extent material in the context of the Company’s financial statements.

*      *      *      *

We hereby acknowledge on behalf of the Company that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Confidential Treatment of Limited Portions of the

Supplemental Response No. 3 Requested by

Viacom Inc. Pursuant to Rule 83

Mr. Moffatt Securities and Exchange Commission	November 1, 2007

If you have any questions concerning the matters referred to in this letter, please call the undersigned at (212) 848-7325.

Sincerely,

/s/ Stephen T. Giove

Stephen T. Giove

cc:	Kathryn Jacobson, Securities and Exchange Commission

Larry Spirgel, Assistant Director, Securities and Exchange Commission

Philippe P. Dauman, President and Chief Executive Officer

Thomas E. Dooley, Senior Executive Vice President, Chief Administrative

Officer and Chief Financial Officer

Jacques Tortoroli, Senior Vice President, Controller and Chief Accounting

Officer

Michael D. Fricklas, Executive Vice President, General Counsel and Secretary

Frederic V. Salerno, Chairman of the Audit Committee

James O’Shaughnessy, PricewaterhouseCoopers LLP

Rudy Licciardi, PricewaterhouseCoopers LLP

Confidential Treatment of Limited Portions of the

Supplemental Response No. 3 Requested by

Viacom Inc. Pursuant to Rule 83